Exhibit 99.1

Volvo Truck Center Nordic Starts Distribution of Nissan Trucks

STOCKHOLM, Sweden--(BUSINESS WIRE)--Oct. 27, 2006--The Nordic wholly owned dealer network of Volvo Truck Corporation (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) (Brussels:VLV) and the Nordic subsidiary of Nissan Europe, have agreed on conditions to enable the distribution of three of Nissan's light commercial vehicles through the Volvo Truck
Center dealer network in Sweden, Norway, Finland and Denmark. The cooperation includes sales and after sales activities.

The Nissan line up of vehicles to be offered by Volvo Truck Center dealers in the Nordic market will include one van model, the Interstar, and two rigid models, the Cabstar and the Atleon.

"This will strengthen the business of our dealer network since we will be able to offer our customers the complete range of vehicles from the same dealer", says Ulf Magnusson, Managing Director of Volvo Trucks Bussiness Region Nordic. "The modern product line of Nissan will be a perfect complement to our complete renewed range of FH16, FH, FM, FE and FL trucks"

Volvo Truck Center and Volvo Financial Services will also offer a sales financing package for the new Nissan products. October 27, 2006

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

(http://wpy.observer.se/wpyfs/00/00/00/00/00/08/8E/F1/wkr0010.pdf)

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CONTACT: Volvo Trucks Business Region Nordic
Ulf Magnusson, Managing Director
tel +46 31- 66 97 81
or
Niklas Orre
PR-manager
tel +46 31- 322 61 79